SECURSSION

12063190

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47198

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/11** (MM/DD/YY) AND ENDING **03/31/12** (MM/DD/YY)

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER: **MACQUARIE CAPITAL (USA) INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 W. 55th Street
(No. and Street)

New York (City) **NY** (State) **10019** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Guaneri **212-231-6458**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) **New York** (City) **NY** (State) **10017** (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Guaneri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Macquarie Capital (USA) Inc., as of March 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any party, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Halcyone Williams
Notary Public State of New York
No.01WI6161626
Qualified in Richmond County
Commission Expires 2/26/2015

Paul Guaneri
Signature

CFO
Title

Halcyone Williams 5/21/2012
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

Macquarie Capital (USA) Inc.
Index
March 31, 2012



Report of Independent Auditors

To the Board of Directors and Stockholder of Macquarie Capital (USA) Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Macquarie Capital (USA) Inc. (the "Company") at March 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 29, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Macquarie Capital (USA) Inc.
Statement of Financial Condition
March 31, 2012

Assets	
Cash	$ 6,371,733
Cash segregated under federal regulations	9,000,000
Receivable from broker-dealers and clearing organizations	22,950,582
Receivable from customers	1,697,459
Receivable from non-customer	573,359
Securities owned, at fair value (cost of $297,147,700)	296,605,420
Securities borrowed	583,376,952
Fees receivable	8,085,901
Receivable from affiliates	28,697,698
Goodwill	56,488,668
Intangible assets	4,276,055
Dividends and interest receivable	5,947,572
Other assets	7,160,450
Total assets	$ 1,031,231,849
Liabilities and Stockholder's Equity	
Liabilities	
Payable to broker-dealers and clearing organizations	$ 1,783,460
Payable to customers	2,784,960
Payable to non-customer	329,477,712
Securities loaned	233,506,297
Payable to parent and affiliates	148,127,053
Dividends and interest payable	5,777,860
Accrued expenses and other liabilities	19,959,363
Total liabilities	741,416,705
Commitments and contingencies (Note 13)	
Stockholder's equity	
Common Stock, $.01 par value; 1,000,000 shares authorized; 156,386 shares issued and outstanding	1,564
Additional paid-in capital	511,218,010
Accumulated deficit	(221,404,430)
Total stockholder's equity	289,815,144
Total liabilities and stockholder's equity	$ 1,031,231,849

The accompanying notes are an integral part of these financial statements.

Macquarie Capital (USA) Inc.
Statement of Operations
Year Ended March 31, 2012

Revenues	
Service fees	$ 77,164,761
Investment banking and advisory services	90,745,378
Commissions	69,678,991
Interest	9,705,140
Principal transactions and other income	21,646,475
Total revenues	268,940,745
Expenses	
Employee service fees	222,252,417
Communication and information services	32,154,311
Administration fees	33,541,834
Impairment of goodwill	22,982,132
Promotional fees	17,361,418
Interest	27,097,407
Occupancy and equipment	19,686,580
Professional fees	12,768,209
Brokerage fees	4,865,137
Amortization of intangible assets	2,400,386
Other	10,202,469
Total expenses	405,312,300
Loss before income tax benefit	(136,371,555)
Income tax benefit	63,973,891
Net loss	$ (72,397,664)

The accompanying notes are an integral part of these financial statements.

Macquarie Capital (USA) Inc.
Statement of Change in Stockholder's Equity
Year Ended March 31, 2012

	Common Stock		Additional	Accumulated	
	Shares	Amount	Paid-in Capital	Deficit	Total
Balance at March 31, 2011	156,386	$ 1,564	$ 477,140,616	$ (149,006,766)	$ 328,135,414
Employee options			(11,740)		(11,740)
MEREP (Note 10)			34,089,134		34,089,134
Net loss				(72,397,664)	(72,397,664)
Balance at March 31, 2012	156,386	$ 1,564	$ 511,218,010	$ (221,404,430)	$ 289,815,144

The accompanying notes are an integral part of these financial statements.

Macquarie Capital (USA) Inc.
Statement of Cash Flows
Year Ended March 31, 2012

Cash flows from operating activities	
Net loss	$ (72,397,664)
Adjustments to reconcile net loss to cash used in operating activities	
Options expense (credit)	(11,740)
Amortization of intangible assets	2,400,386
Impairment of goodwill	22,982,132
MEREP	34,089,134
Decrease (increase) in operating assets	
Cash segregated under federal regulations	1,000,000
Receivable from broker-dealers and clearing organizations	9,480,512
Receivable from customers	54,643,498
Receivable from non-customer	(573,359)
Securities owned	(295,285,308)
Securities borrowed	711,018,746
Securities received as collateral	449,827
Fees receivable	7,703,729
Receivable from affiliates	65,269,594
Dividends and interest receivable	5,389,155
Other assets	(643,238)
(Decrease) increase in operating liabilities	
Payable to broker-dealers and clearing organizations	(30,257,720)
Payable to customers	(43,134,657)
Payable to non-customer	329,477,712
Securities loaned	(1,057,122,162)
Obligation to return securities received as collateral	(449,827)
Securities sold, not yet purchased	(9,268)
Payable to parent and affiliates	(79,497,376)
Dividends and interest payable	(5,525,956)
Accrued expenses and other liabilities	(3,639,537)
Net cash used in operating activities	(344,643,387)
Net decrease in cash	(344,643,387)
Cash	
Beginning of year	351,015,120
End of year	$ 6,371,733
Supplemental cash flow disclosures	
Cash paid for interest	$ 26,975,540

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Macquarie Capital (USA) Inc. (the "Company") is a Delaware Corporation that is a wholly owned subsidiary of Macquarie Holdings (USA) Inc. (the "Parent"), which is an indirect wholly owned subsidiary of Macquarie Group Limited ("MGL"), a non-operating holding company located in Sydney, Australia.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company acts as a broker of Australian, Asian and U.S. equity and fixed income securities, global depository receipts, and credit sales trading. These transactions are executed primarily with and on behalf of domestic financial institutions, including investment companies and investment advisors as well as MGL's affiliates. During 2011, the Company began self clearing transactions for the Systematic Trading business on behalf of Macquarie Bank Limited ("MBL"). The Company migrated its US Securities customers from a fully disclosed basis with an unaffiliated clearing broker to this self clearing platform in January, 2012. The Company also has a securities borrowing and lending business focused primarily with and on behalf of MBL. It conducts a matched book business as well as borrowing to cover short sales as part of MBL's new Systematic Trading business. To a lesser extent the Company trades with external counterparties. The Company provides arranging and advisory services on mergers and acquisitions, underwriting transactions, and project finance transactions with MGL and its affiliates as well as independent third parties.

2. Significant Accounting Policies

Basis of Accounting and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consists of un-invested balances used in the daily operations of the business.

Interest Income and Interest Expense

Interest income and interest expense is accrued in accordance with contractual rates. Interest income is earned on deposits with banks and clearing brokers, securities borrowing activities, and balances with international related parties with different tax jurisdictions in accordance with MGL transfer pricing policies. Interest expense is incurred on securities lending activities and balances with international related parties with different tax jurisdictions in accordance with MGL transfer pricing policies.

Securities Borrowing and Lending

The Company conducts securities borrowing and lending activities with MBL and external counterparties in order to earn residual interest rate spreads and to cover short sales. Under these transactions, the Company receives or posts collateral in connection with securities loaned or borrowed transactions. These transactions are collateralized by cash or securities. Under substantially all agreements, the Company is permitted to sell or repledge the securities received. Securities borrowed or loaned are recorded based on the amount of cash collateral advanced or

received. The initial collateral advanced or received approximates, or is greater than, the fair value of the securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate. Interest on such transactions is recorded on an accrual basis.

Income Taxes
The Company is included in the consolidated federal and where applicable, the combined state and local income tax returns filed by the Parent. Where the Parent does not file a consolidated state and local income tax return, the Company will file on a standalone basis. The amount of current taxes payable or refundable is recognized as of the date of the statement of financial condition utilizing currently enacted tax laws and rates.

Deferred income taxes are recorded for the effects of temporary differences between the reported amount in the financial statements and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. The Company assesses its ability to realize deferred tax assets primarily based on the historical earnings, future earnings potential and the reversal of taxable temporary differences when recognizing deferred assets. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company's deferred tax assets are presented in the statement of financial condition.

The Company follows accounting principles related to the accounting for uncertainty in income taxes. In this regard, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. The tax expense (benefit) to be recognized is measured as the largest amount of expense (benefit) that is greater than fifty percent likely of being realized upon ultimate settlement which could result in the Company recording a tax liability.

Investment Banking and Advisory Services
Underwriting revenues, fees for merger and acquisition advisory services and project financing are accrued when services for the transactions are substantially completed. Underwriting revenues are presented net of related expenses. Transaction expenses are deferred until the related revenue is recognized.

Commissions
The Company executed and cleared U.S. securities transactions on a fully disclosed basis through an unaffiliated clearing broker through January 20, 2012, The Company recorded commissions, as defined within the executed clearing agreement, for securities transactions introduced by the Company to the clearing broker on a trade date basis. Expenses related to commission were also recorded on the trade date. For trade dates occurring from January 23, 2012 onward, the Company self cleared its U.S. securities transactions. The Company continues to record commissions and related expenses on a trade date basis.

Service Fees
The Company executes and clears all foreign securities transactions through affiliated broker-dealers. The Company has a formal agreement with the affiliated broker-dealers whereby the affiliates receive all commissions on security transactions and the Company receives revenue based on an arm's length transfer pricing methodology as consideration for exclusively utilizing the execution and settlement services. The transfer pricing methodology is reviewed periodically and updated to reflect any changes to the business or the transactions.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at fiscal year-end rates of exchange, while income statement items are translated at the spot exchange rate at the time of the transaction. Gains or losses resulting from foreign currency transactions are included in net income.

Share Based Compensation
The Company participates in the share-based compensation plan of MGL. The Company recognizes an expense and equity reserve for its shares granted to employees. The shares are measured at the grant dates based on their fair value. The cost will be recognized over the vesting period on a straight line basis. Under the MGL plan, the awards are issued by the Parent with the costs pushed down to the Company.

Goodwill and Other Intangible Assets
Goodwill represents the excess of costs over the fair value of net assets including identifiable intangible assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment, at least annually, or more frequently if events and circumstances indicate that the intangible asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value (Note 7).

Intangible assets with estimable useful lives are to be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment. Intangible assets resulting from the Tristone and FPK acquisitions are amortized over a period of five years for Customer Relationships and a period of eleven years for Trade Name.

Long-lived assets, such as purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amounts of the assets to estimated undiscounted future cash flows expected to be generated by the use of the assets and their eventual disposition. If the carrying amount of the assets exceeds the estimated fair value, an impairment charge is recognized by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Fair Value Measurements
The Company is required to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at contracted amounts which approximate fair value. Fair value is an exit price, representing the amount that would be exchanged to sell an asset or transfer a liability in an orderly transaction between market participants. Fair value measurements are not adjusted for transaction costs. The recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

As of March 31, 2012, the Company did not hold cash instruments or derivative financial instruments that trade infrequently and therefore have little or no price transparency, and that should be classified within Levels 2 or 3 of the fair value hierarchy.

The following table summarizes securities owned, at fair value, within the fair value hierarchy levels.

	Assets at Fair Value at March 31, 2012			
	Level 1	**Level 2**	**Level 3**	**Total**
Securities owned, at fair value				
Money market mutual funds	$ 296,097,700	$ -	$ -	$ 296,097,700
Equities	507,720	-	-	507,720
Total, securities owned, at fair value	$ 296,605,420	$ -	$ -	$ 296,605,420

New Accounting Pronouncements

In May 2011, the FASB amended the guidance related to fair value measurement to develop common requirements for measuring fair value and for disclosure requirements for both GAAP and IFRS. The amendments were to either clarify the Board's intent about the application of existing fair value measurement requirement or to change a particular principle or requirement for measuring fair value or disclosing information about fair value measurement. The amended guidance is effective for fiscal years beginning after December 31, 2011. This change is not expected to have any impact on the Company's financial statements.

In September 2011, the FASB issued ASU 2011-08 updating the guidance for intangibles and goodwill. This update added a provision to allow an entity to do a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. It can then use this determination to decide if it is necessary to perform the two-step goodwill impairment test. This update is effective for fiscal years beginning after December 15, 2011. This change is not expected to have any impact on the Company's financial statements.

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities. The new disclosure requirements mandate that entities disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements. This requirement is effective for annual reporting periods beginning on or after January 1, 2013. The effect of this disclosure is being evaluated by the Company.

3. Cash Segregated Under Federal Regulations

Cash has been segregated in a special reserve bank account for the exclusive benefit of customers in accordance with SEC Rule 15c3-3.

4. Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at March 31, 2012, consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$ 2,248,544	$ 1,764,413
Receivable from clearing organizations	12,145,400	-
Other	8,556,638	19,047
	$ 22,950,582	$ 1,783,460

5. Receivable From and Payable to Customers and Non-customer

Receivable from and payable to customers includes balances with US clients for DVP/RVP transactions that were not settled prior to settlement date. In addition, the Company's affiliates affect transactions in securities with or for U.S. investors through the Company. To allow these affiliates exemption from the Securities Exchange Act of 1934 (the "Act"), the Company, among other things, is responsible for receiving, delivering and safeguarding funds and securities in connection with the transactions on behalf of U.S. investors in compliance with Rule 15c3-3 under the Act. As such, the Company records receivables from and payables to customers for transactions past settlement date that were introduced to these affiliates.

Receivable from Non-Customer is mainly due to failed DVP trades for MBL. Payable to Non-Customer is comprised of short proceeds due to MBL that are a result of the Systematic Trading business that started clearing through the Company in August, 2011. As an affiliated foreign bank, MBL is treated as a non-customer for regulatory purposes.

6. Securities Owned

Securities owned consist of overnight investments in money market mutual funds in the amount of $296,097,700 and U.S. equity securities totaling $507,720.

7. Goodwill and Other Intangibles

As a result of the acquisitions of Tristone and FPK, the Company acquired goodwill and other identifiable intangibles. Goodwill is the cost of acquired companies in excess of the fair value of net assets, including identifiable intangible assets, at the acquisition date. Goodwill is not amortized, but is subject to evaluation for impairment at least annually. Other intangibles are considered to have finite lives and are amortized over their estimated useful lives and may also be subject to impairment. The useful lives of Customer Relationships and Trade Name are five years and eleven years, respectively. An impairment loss is recognized in the statement of operations if the estimated fair value of goodwill and other intangibles is less than the carrying value.

A two-step impairment test is performed on goodwill. In the first step, the Company compares the fair value of each reporting unit to the carrying value of the net assets assigned to that reporting unit. The Company determines the fair value of its reporting units by blending two valuation approaches: the income approach and a market value approach.

If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that reporting unit, goodwill is not impaired and the Company is not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying value of the goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in a manner that is consistent with the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. An 80/20 weighting was used on income and market valuation approaches to calculate the reporting unit fair values. A discount rate of 12% and a terminal growth rate of 3% was utilized. The total of the weighted Market and Income approaches was compared to the goodwill, intangibles and all other net assets for the reporting unit resulting in a deficiency which indicates impairment and required the application of Step 2 as outlined in ASC 350-20-35-8. The analysis resulted in a full impairment of goodwill for one of the reporting units in the amount of $22,982,132. This impairment was recognized through the Statement of Operations.

Amortization costs for the period were $2,400,386.

The following table sets forth the gross carrying amount, accumulated amortization, impairment and net carrying value of the firm's goodwill and identifiable intangible assets related to the acquisitions:

	Gross Carrying Amount	Accumulated Amortization	Impairment Amount	Net Carrying Amount
Goodwill	$ 79,470,800	$ -	$ 22,982,132	$ 56,488,668
Customer relationship	12,721,228	9,262,280	-	3,458,948
Trade name	1,037,098	219,991	-	817,107
Net carrying amount	$ 93,229,126	$ 9,482,271	$ 22,982,132	$ 60,764,723

The estimated future amortization for existing identifiable intangible assets through 2016 and thereafter is set forth below:

Year ended March 31,	
2013	$ 1,895,039
2014	1,534,300
2015	312,445
2016 and thereafter	534,271
	$ 4,276,055

8. Bonus Retention

The Company's compensation arrangement includes provisions for the retention and deferral of payment of a portion of an employee's bonus above certain amounts. For non-Executive Directors of the Company the deferred amount plus interest is paid to the employee in the following second, third and fourth years, subject to the employee's continued service to the Company.

For Executive Directors of the Company, the deferred amount vests in the following sixth to tenth years, subject to the employee's continued service to the Company. Such deferred amount is invested by MGL in Macquarie Funds and the capital gains of the portfolio are paid as additional compensation each year at the discretion of MGL's Executive Committee.

The vested portion of employee service fee expense for the year ended March 31, 2012 was $2,700,183. For the year, $1,824,684 of bonus was deferred. Amounts deferred and subject to vesting at March 31, 2012 will be recorded as employee service fee expense as follows:

Year ended March 31,	
2013	$ 2,271,030
2014	2,032,142
2015	1,658,426
2016	1,083,147
2017 and thereafter	1,246,973
	$ 8,291,718

9. Employee Benefit Plans

The Company participates in the Parent's 401(k) Plan. Contributions to the 401(k) Plan are matched, up to specific limits. Beginning January 1, 2012, the Company matches 100% of the first 3% plus 50% of the next 2% of the employee's pre-tax contributions with a maximum contribution of 4% up to the matching limit of $10,000 (based on the maximum IRS compensation limit of $250,000). A vesting schedule applies to all matched contributions based on the number of years of service with the Company. Substantially all employees are eligible to participate in the plan.

10. Employee Share Compensation

Macquarie Group Employee Retained Equity Plan
The Macquarie Group Employee Retained Equity Plan (MEREP) is a flexible plan structure that offers different types of equity grants. Participation in the MEREP is currently provided to Associate Directors and above. The plan includes a decrease in the portion of the staff profit share paid in cash and an increase in the portion delivered as equity and an increase in the proportion of deferred remuneration. In most cases the equity grants are in the form of units comprising a beneficial interest in Macquarie shares held in trust for the staff member; the Restricted Share Unit or "RSU". The participant in the RSU is entitled to receive dividends on the share and direct the Trustee how to exercise voting rights in the share. RSU's are the primary form of award under the MEREP. The Deferred Share Unit ("DSU") is a right to receive either a share held in the Trust or newly issued share for no cash payment, subject to vesting and forfeiture provisions. The DSU participant has no right or interest in any share until the DSU is exercised. Performance Share Units ("PSU") are structured like DSU's and RSU's with performance hurdles that must be met before the underlying share or cash equivalent will be delivered. The MEREP awards will vest over periods from three to five years for most Executive Directors, three to seven years for members of

the Executive Committee and Designated Executive Directors (members of the Operations Review Committee and other Executive Directors with significant management or risk responsibility) and two to four years for other staff and for awards to staff promoted to a Director level. The shares issued will be fully paid ordinary Macquarie Group Limited shares (symbol: MQG, listed on the Australian Securities Exchange) and will be issued to the MEREP Trustee at the closing price of MQG shares on the day before the awards are issued.

For Retained Profit Share Awards representing 2012 retention, the conversion price was to be the volume weighted average price from May 9, 2011 up to and including the date of the allocation which was taken to be June 20, 2011.That price was calculated to be AUD $33.06 (USD $34.27). Share based compensation is measured based on fair value, determined by the grant-date fair value price. The weighted average fair value of the awards granted during the financial year was AUD $31.21 (USD $32.35). Vesting for Retained DPS Awards is five years, Transitional Awards is seven years and Retained Profit Share Awards vest after three years.

For the year ended March 31, 2012, the MEREP amortization expenses charged for the period were $34,089,134 and the equity provided is treated as additional paid in capital. Unrecognized non-vested costs as of March 31, 2012 for the period were $61,472,594. Amounts deferred and subject to vesting at March 31, 2012 will be recorded as employee service fee expense as follows:

Year ended March 31,	
2013	$ 23,665,887
2014	18,358,328
2015	11,626,764
2016	5,472,440
2017	1,885,900
2018 and thereafter	463,275
	$ 61,472,594

The following is a summary of awards which have been granted pursuant to the MEREP:

Non-vested shares at beginning of year	1,818,165
Vested shares during the year	(116,496)
Shares granted during the year	2,034,313
Shares forfeited during the year	(230,344)
Non-vested shares transferred out	(341,944)
Non-vested shares at end of year	3,163,694

11. Related Party Transactions

The Company has transactions with the Parent and its affiliates that arise from both the daily operations of the Company and specific transactions, including the performance of administrative services and the execution of securities transactions.

Assets and receivables from the Parent and affiliated companies as of March 31, 2012 are comprised of the following:

Securities borrowed	$ 37,295,325
Intercompany receivable	$ 28,697,698
Receivable from non-customer	$ 573,359
Interest receivable	$ 221,066

Liabilities and payables to Parent and affiliated companies as of March 31, 2012 are comprised of the following:

Payable to non-customer	$ 329,477,712
Securities loaned	$ 209,269,920
Intercompany payable	$ 148,127,053
Securities failed to receive	$ 797,172
Interest payable	$ 48,674

The Company provides advisory services for investment companies managed by MGL affiliates. For the year ended March 31, 2012, advisory fees charged to MGL affiliates were $464,119 and are reported as a component of investment banking and advisory services on the statement of income. There were no fees outstanding on the statement of financial condition at March 31, 2012.

The Company has formal agreements with affiliates whereby the affiliates receive all commissions on the securities transactions and the Company receives a service fee from the affiliate as consideration for exclusively utilizing the execution and settlement services. The service fee recorded by the Company is based on a revenue sharing model. For the year ended March 31, 2012, service fees of $73,861,702 were recorded on the statement of income.

The Company conducts a match-book securities borrowing and securities lending business for which MBL is generally one of the counterparties. In cases where MBL provided cash collateral on securities loaned transactions or where the Company deposited cash with MBL on securities borrowed transactions, interest was earned or paid on the cash balances. For the year ended March 31, 2012, total interest revenue and interest expense for affiliates were $5,345,226 and $676,020, respectively.

The parties have entered into a separate agreement with Macquarie Financial Holdings Limited (MFHL) under which MFHL guarantees all monetary obligations of the Company under the Company's securities loan agreement with both counterparties. Accordingly, MFHL guarantees the payment of security interests, collateral and any other balance due and not paid under the Company's agreement with the parties. MFHL is required to pay the guaranteed amounts to the counterparties within five business days of a written demand from the parties. The guaranty fee is calculated at 0.4% per annum on average under-collateralization. Under-collateralization is reviewed on a monthly basis and any guarantee fee is payable on a quarterly basis. At March 31, 2012 and for the year then ended, there was no guarantee fee as there was no under-collateralization.

The Company earns interest on its receivables from affiliates and is charged interest on its payables to affiliates. The total interest earned and interest charged for the year ended March 31, 2012 were $2,517,185 and $13,678,479, respectively.

The Company is provided with operating and administrative services from the Parent and affiliates for which the Company was charged $68,056,979 for the year ended March 31, 2012. These costs are included within the applicable expense categories in the accompanying statement of income as follows: promotional fees of $322,293, occupancy and equipment of $16,695,524, communication and information services of $16,129,787, administrative fees of $33,473,177 and other expense of $1,436,198. In addition, for the year ended March 31, 2012, employee service fees incurred by the Company were charged through the intercompany account of the Parent of $222,252,417.

12. Foreign Currency

The Company realizes gains or losses in transactions denominated in foreign currencies in the statement of operations. For the year ended March 31, 2012, the Company realized a net loss in foreign currency conversion included in principal transactions and other revenue of $1,568,702. The largest loss was in Australian dollars of $1,490,776.

13. Commitments and Contingencies

The Company clears all of its Australian securities transactions through an Australian affiliate, Macquarie Capital Securities (Australia) Limited, and Asian securities transactions through a Hong Kong affiliate, Macquarie Securities Limited. Pursuant to the terms of the agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. As the right to charge the Company has no maximum amount and is applied to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At March 31, 2012, the Company did not record a liability with regard to this right. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing brokers and all counterparties with which it conducts business.

The Company has entered into a securities loan agreement with various third parties. Under the agreement, any of the parties may enter into transactions to lend securities to the other party against a transfer of collateral. Collateral can consist of cash, letters of credit, property, US treasury bills and notes and accounts in which property, securitiesand cash is deposited.

The Company is a member of a U.S. clearinghouse and as a member may be required to pay a proportionate share of the financial obligations of another member should that member default on its obligations. The Company's potential obligation is not quantifiable and may exceed the value of cash and securities held at the clearinghouse. As the likelihood of this is remote, no liability has been recorded on the statement of financial condition.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

The Company may be exposed to credit risk regarding its receivables, which are primarily receivable from financial institutions, including investment managers, banks and broker-dealers. At March 31, 2012, the Company has no allowance for doubtful accounts with regard to these receivables.

14. Net Capital Requirements

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the 1934 Act that requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company calculates net capital under the alternative method permitted by Rule 15c3-1 which requires the Company to maintain net capital, as defined, of the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the 1934 Act, or $250,000. At March 31, 2012, the Company had net capital of $173,619,760 which was $173,369,760 in excess of the requirement of $250,000.

15. Income Taxes

The Company is a member of a consolidated group for U.S. federal income tax purposes and a member of a combined group for state and local income tax purposes. Federal and state income taxes as well as benefits for federal and state net operating losses are allocated based on a formal tax sharing agreement between the Company and the Parent of the consolidated group. All current balances are settled currently with the Parent.

The consolidated federal and combined state and local tax returns are subject to audits by relevant taxing authorities. Currently, the IRS is examining the U.S. federal consolidated group for tax years ended March 31, 2006 to March 31, 2008, New York State is examining the combined group for tax years ended March 31, 2004 to March 31, 2007, and New York City is examining the combined group for tax years ended March 31, 2001 to March 31, 2004.

The current and deferred portions of the income tax expense (benefit) included in the Statement of Income are as follows:

	March 31, 2012		
	Current	Deferred	Total
Federal	$ (51,180,107)	$ -	$ (51,180,107)
State and local	(12,793,784)	-	(12,793,784)
	$ (63,973,891)	$ -	$ (63,973,891)

The provision for income taxes for the year ended March 31, 2012 differs from the U.S. Federal statutory income tax rate of 35% due to the following:

Income taxes at the statutory rate	$ (47,730,044)
State and local taxes, net of benefit	(8,315,961)
Non-deductible permanent differences	(2,899,507)
Goodwill impairment	1,720,473
Interest on uncertain tax positions	117,745
Valuation allowance	(6,925,083)
Other	58,486
Total provision for income taxes	$ (63,973,891)

Deferred taxes result from temporary differences between tax laws and financial accounting standards. Temporary differences primarily include goodwill and intangible amortization expense and compensation related expenses that are not currently deductible for tax purposes. These result in a net deferred tax asset of $10,185,695, which is fully offset by a full valuation allowance.

The tax sharing agreement in place for the U.S. consolidated group outlines the arrangements amongst the members with respect to federal taxes and is consistent with the federal tax consolidation rules. It outlines the allocation amongst the members of consolidated federal tax liabilities (where there is consolidated taxable income for an income year) or federal net operating losses (where there is a consolidated net operating loss for an income year).

Net Operating Loss

Members of the U.S. consolidated group that contribute net operating losses are allocated a portion of the U.S. consolidated group's income tax liability to the extent members of the U.S. consolidated group contributed taxable income. The loss member is due an amount equal to the loss that has been utilized to offset taxable income. For the year ended March 31, 2012, all of the Company's net operating loss generated in the current year will offset taxable income generated by the U.S. consolidated group as the U.S. consolidated group is in an overall taxable income position.

Valuation Allowance

The Company has provided for a full valuation allowance against the deferred tax asset as management has determined that it is more likely than not that all deferred tax assets will not be realized. Given the probability of the Parent's ability to utilize net operating losses due to historical cumulative losses, the allocation set forth in the tax sharing agreement and the ability of other members of the U.S. consolidated group to make use of the Company's deferred tax asset created by the net operating losses (as set forth in the Internal Revenue Code and applicable regulations), the Company's allocation of the deferred tax asset should not be recognized on its stand-alone financial statements for the year ended March 31, 2012.

During the year ended March 31, 2012, the Company settled with their Parent their deferred tax assets related to net operating loss carryforwards due to utilization of the net operating losses by the Parent and the settlement of the tax accounts between the Company and the Parent in line with the tax sharing arrangement. Additionally, the Company settled with their parent certain deferred tax assets related to profit share.

Accounting for Uncertainty in Income Taxes

The Company accounts for uncertain tax positions by prescribing a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities for the year ended March 31, 2012. Interest expense related to unrecognized tax benefits is included in income tax expense. Penalties, if any, are recognized as a component of general and administrative expenses.

During the year ended March 31, 2012, the Company accrued additional interest expense of $117,745 on its provision for uncertain tax positions as a component of income tax expense. As of March 31, 2012, the liability for tax related interest and penalties included in MCUSA's balance sheet is $705,112. There are no significant changes to the uncertain tax positions for the year ended March 31, 2012. The Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months.

16. Subsequent Events

The Company has evaluated subsequent events through May 29, 2012, the date of issuance of these financial statements. The Company did not have any significant subsequent events to report.

Macquarie Capital (USA) Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
March 31, 2012

Schedule I

Net capital	
Total ownership equity	$ 289,815,144
Deductions and/or charges non-allowable assets	
Receivables from affiliates	28,697,698
Goodwill	56,488,668
Intangible assets	4,276,055
Fees receivable	8,085,901
Other non-allowable assets	7,725,001
Other deductions	5,000,107
Total deductions and/or charges	110,273,430
Net capital before haircuts on securities positions	179,541,714
Haircuts on securities	
Other securities	5,921,954
Net capital	173,619,760
Computation of alternative net capital requirement	
2% of aggregate debit items shown in computation for determination of reserve requirements under SEC Rule 15c3-3	233,706
Minimum dollar net capital requirement of reporting broker or dealer	250,000
Net capital requirement (greater of above two amounts)	250,000
Excess net capital	$ 173,369,760

Statement pursuant to paragraph (d)(4) of Rule 17a-5

There are no material differences between the above computation and the computation included in the Company's amended unaudited March 31, 2012 FOCUS Report as filed on May 25, 2012.

Macquarie Capital (USA) Inc.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of The Securities and Exchange Commission
March 31, 2012

Schedule II

Credit balance	
Payable to customers	$ 2,785,035
Customers' failed to receive	1,475,141
Total credit items	4,260,176
Debit balance	
Receivable from customers	1,697,459
Customers' securities failed to deliver not older than 30 calendar days	679,189
Securities borrowed to effectuate short sales by customers	9,308,659
Aggregate debit items	11,685,307
Less: 3%	350,559
Total debit items	11,334,748
Reserve computation	
Excess of total debits over total credits	$ 7,074,572
Amount held on deposit in "Reserve Bank Account" at March 31, 2012	$ 9,000,000

Statement pursuant to paragraph (d)(4) of Rule 17a-5

There are no material differences between the above computation and the computation included in the Company's amended unaudited March 31, 2012 FOCUS Report as filed on May 25, 2012.

Macquarie Capital (USA) Inc.
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission
March 31, 2012 **Schedule III**

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of March 31, 2012, for which instructions to reduce to possession or control had been issued as of March 31, 2012 but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3.

   a. Market value None

   b. Number of items None

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of March 31, 2012, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

   a. Market value None

   b. Number of items None



**Independent Auditors Report on Internal Control Required
By SEC Rule**

To the Board of Directors and Stockholder of Macquarie Capital (USA) Inc.:

In planning and performing our audit of the financial statements of Macquarie Capital (USA) Inc. (the "Company") as of and for the year ended March 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 29, 2012



Report of Independent Accountants

To the Board of Directors and Stockholder of Macquarie Capital (USA) Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Macquarie Capital (USA) Inc. for the year ended March 31, 2012, which were agreed to by Macquarie Capital (USA) Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Macquarie Capital (USA) Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended March 31, 2012. Management is responsible for Macquarie Capital (USA) Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

   a. Compared the General Assessment amount of $364,558 per the Form SIPC-6 to the wire transfer (number FTJ1110280627366) dated October 28, 201, noting no differences.

   b. Compared the General Assessment amount of $271,368 per the Form SIPC-7 to check (number 1240000200) dated May 23, 2012, noting no differences.

2. Compared the Total Revenue amount reported on line 4030 of the audited Form X-17A-5 for the year ended March 31, 2012 to the Total revenue amount of $268,940,745 reported on page 2, item 2a of Form SIPC-7 for the year ended March 31, 2012, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared deductions of $4,865,137 for commissions, floor brokerage, and clearance paid to other SIPC members in connection with securities connections reported on page 2, item 2c.(3) of Form SIPC-7 to the Form X-17A-5 and Trial Balance for the period April 1, 2011 to March 31, 2012, noting no differences.

   b. Compared the interest and dividend expense deduction of $9,705,140 reported on page 2, item 2c.(9)(i) on SIPC-7 to the Form X-17A-5 and Trial Balance for the period April 1, 2011 to March 31, 2012, noting no differences.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $254,370,468 and $635,926, respectively of the Form SIPC-7, noting no differences.

   b. Recalculated the mathematical accuracy of the deductions for commissions, floor brokerage, and clearance paid to other SIPC members in connection with securities in the amount of $4,865,136, noting no differences.

   c. Recalculated the mathematical accuracy of the deductions for interest and dividend expense of $9,705,140, noting no differences.

5. Recalculated the amount in the line titled "Assessment due or (overpayment)" on page 1 line 2D of $271,368, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Macquarie Capital (USA) Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 29, 2012



Report of Independent Accountants

To the Board of Directors and Stockholder of Macquarie Capital (USA) Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Macquarie Capital (USA) Inc. for the year ended March 31, 2012, which were agreed to by Macquarie Capital (USA) Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Macquarie Capital (USA) Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended March 31, 2012. Management is responsible for Macquarie Capital (USA) Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. Compared the General Assessment amount of $364,558 per the Form SIPC-6 to the wire transfer (number FTJ1110280627366) dated October 28, 201, noting no differences.

    b. Compared the General Assessment amount of $271,368 per the Form SIPC-7 to check (number 1240000200) dated May 23, 2012, noting no differences.

2. Compared the Total Revenue amount reported on line 4030 of the audited Form X-17A-5 for the year ended March 31, 2012 to the Total revenue amount of $268,940,745 reported on page 2, item 2a of Form SIPC-7 for the year ended March 31, 2012, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions of $4,865,137 for commissions, floor brokerage, and clearance paid to other SIPC members in connection with securities connections reported on page 2, item 2c.(3) of Form SIPC-7 to the Form X-17A-5 and Trial Balance for the period April 1, 2011 to March 31, 2012, noting no differences.

    b. Compared the interest and dividend expense deduction of $9,705,140 reported on page 2, item 2c.(9)(i) on SIPC-7 to the Form X-17A-5 and Trial Balance for the period April 1, 2011 to March 31, 2012, noting no differences.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $254,370,468 and $635,926, respectively of the Form SIPC-7, noting no differences.

   b. Recalculated the mathematical accuracy of the deductions for commissions, floor brokerage, and clearance paid to other SIPC members in connection with securities in the amount of $4,865,136, noting no differences.

   c. Recalculated the mathematical accuracy of the deductions for interest and dividend expense of $9,705,140, noting no differences.

5. Recalculated the amount in the line titled "Assessment due or (overpayment)" on page 1 line 2D of $271,368, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Macquarie Capital (USA) Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 29, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended March 31, 2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Macquarie Capital (USA) Inc.
125 West 55th Street, Level 9
New York, NY 10019
FINRA
8-047198
March

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Paul Guaneri, 212-231-6458

2. A.	General Assessment (item 2e from page 2)	$635,926
B.	Less payment made with SIPC-6 filed (exclude interest) ________ Date Paid	(364,558)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	271,368
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$271,368
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $________	
H.	Overpayment carried forward $(________)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Macquarie Capital (USA) Inc.
(Name of Corporation, Partnership or other organization)

Paul Guaneri
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 23 day of May, 2012

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-Apr, 2011
and ending 31-Mar, 2012
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $268,940,745

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	4,865,137
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $9,705,140

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)	9,705,140
Total deductions	14,570,277
2d. SIPC Net Operating Revenues	$254,370,468
2e. General Assessment @ .0025	$635,926

(to page 1, line 2.A.)


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